                                                   ----------------------------
                                                          OMB APPROVAL
                                                   ----------------------------
                                                   OMB NUMBER:        3235-0145
                                                   EXPIRES:     AUGUST 31, 1999
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE.:   14.90
                                                   ----------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)


                                STB SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   784741 10 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                 DAVID ZACARIAS
           CHIEF FINANCIAL OFFICER AND VICE PRESIDENT, ADMINISTRATION
                             3DFX INTERACTIVE, INC.
                               4435 FORTRAN DRIVE
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 935-4400
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 13, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

--------------------------------------------------------------------------------

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box.

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

        The remainder of this cover page shall be filled out for a reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746 (10-97)

CUSIP No. 784741 10 0
        1.    Names of Reporting Persons--3Dfx Interactive, Inc.
              I.R.S. Identification Nos. of above persons (entities only)--77-0390421
--------------------------------------------------------------------------------------------------------
              Check the Appropriate Box if a Member of a Group (See Instructions)
        2.    ------------------------------------------------------------------------------------------
              (a)   N/A
              ------------------------------------------------------------------------------------------
              (b)   N/A
--------------------------------------------------------------------------------------------------------
        3.    SEC Use Only
--------------------------------------------------------------------------------------------------------
        4.    Source of Funds (See Instructions)   WC
--------------------------------------------------------------------------------------------------------
        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------------------------------
        6.    Citizenship or Place of Organization - STATE OF CALIFORNIA
--------------------------------------------------------------------------------------------------------
                      7.   Sole Voting Power:  Approximately 3,869,752.  (Approximately 1,978,869
Number of                  shares of which are subject to the restrictions set forth in those
Shares Beneficially        certain Voting Agreements dated December 13, 1998, the form
Owned by                   of which is filed as Exhibit 2 to this Schedule 13D) (1,890,883 of
Each Reporting             which may be voted by 3Dfx Interactive, Inc. only upon the
Person With                occurrence of certain events described in the Option Agreement dated
                           December 13, 1998 and filed as Exhibit 3 to this Schedule 13D)
--------------------------------------------------------------------------------------------------------
                       8.  Shared Voting Power:  0
--------------------------------------------------------------------------------------------------------
                       9.  Sole Dispositive Power:  1,890,883 (upon the occurrence of certain events described in the Option Agreement dated December 13, 1998 and filed as
                           Exhibit 3 to this Schedule 13D)
--------------------------------------------------------------------------------------------------------
                       10. Shared Dispositive Power:  0
--------------------------------------------------------------------------------------------------------
        11.    Aggregate Amount Beneficially Owned by Each Reporting Person. Approximately 3,869,752
--------------------------------------------------------------------------------------------------------
        12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------------------------------
        13.    Percent of Class Represented by Amount in Row (11). 30.7%
--------------------------------------------------------------------------------------------------------
        14.    Type of Reporting Person (See Instructions) - CO
--------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D


ITEM 1.        SECURITY AND ISSUER.

               This Statement on Schedule 13D (the "SCHEDULE 13D") relates to the Common Stock, par value $0.01 per share, of STB Systems, Inc. ("STB COMMON STOCK"), a Texas corporation ("STB" or "ISSUER"). The principal executive offices of STB are located at 3400 Waterview Parkway, Richardson, Texas 75080.

ITEM 2.        IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is 3Dfx Interactive, Inc., a California corporation ("3DFX" or the "REPORTING PERSON"). The Reporting Person's principal business is as a developer of 3D media processors, software and related technology. The address of the principal executive offices of the Reporting Person is 4435 Fortran Drive, San Jose, California 95134. Set forth in Schedule A is a list of each of the Reporting Person's directors and executive officers as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than the Reporting Person in which such employment is conducted.

               During the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the last five years neither the Reporting Person nor, to the Reporting Person's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws. Consequently, neither the Reporting Person nor, to the Reporting Person's best knowledge, any person named on Schedule A hereto is required to disclose legal proceedings pursuant to Item 2(d) or 2(e) of Schedule 13D.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               On December 13, 1998, the Reporting Person, through its wholly-owned subsidiary Voodoo Merger Sub, Inc., a Texas corporation ("MERGER SUB"), agreed to acquire STB by means of a merger (the "MERGER") pursuant to the terms of the Agreement and Plan of Reorganization, dated as of December 13, 1998, (the "MERGER AGREEMENT"), by and among the Reporting Person, Merger Sub and STB, and subject to the conditions set

                                  SCHEDULE 13D

                forth therein (including approval by shareholders of each of STB and the Reporting Person). Pursuant to the Merger Agreement, Merger Sub will merge with and into STB and STB will become a wholly-owned subsidiary of the Reporting Person (such events constituting the "MERGER"). A copy of the Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by this reference. The Merger is subject to the approval of the Merger Agreement by the shareholders of the Reporting Person and STB, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                As an inducement to the Reporting Person's entering into the Merger Agreement, the Reporting Person and STB also entered into an option agreement, dated December 13, 1998 (the "STOCK OPTION AGREEMENT"), which agreement is described in more detail in Item 6 below. Pursuant to the Option Agreement, STB has granted the Reporting Person an option to purchase up to 1,890,883 shares of STB Common Stock at a purchase price of $5.7813 per share (the "STOCK Option"). Based on the number of shares outstanding at December 17, 1998, as represented by the Issuer to the Reporting Person, the Stock Option would be exercisable for approximately 15.0% of the outstanding STB Common Stock or approximately 13.0% on a fully diluted basis after giving effect to the exercise of the Stock Option. The Stock Option is, however, exercisable only upon the occurrence of those events relating to the Merger specifically set forth in the Merger Agreement and the Option Agreement, none of which has occurred as of the date hereof. If the Stock Option should ever become exercisable, it is anticipated that the Reporting Person would use working capital to effect the exercise thereof. The terms of the Stock Option are more fully described in the Option Agreement attached hereto as Exhibit 3. The Option Agreement is incorporated herein by this reference. The Reporting Person did not pay additional consideration to the Issuer in connection with the Issuer's entering into the Stock Option Agreement.

                As a further inducement to the Reporting Person's entering into the Merger Agreement, certain shareholders of STB entered into voting agreements with the Reporting Person, which agreements are described in more detail in Item 6 below. Pursuant to each voting agreement, the shareholder entering into the voting agreement has granted the Reporting Person an irrevocable proxy to vote the shareholder's shares of STB Common Stock in favor of the Merger (the "IRREVOCABLE PROXY"). No capital of the Reporting Person is expected to be expended by the Reporting Person in connection with the exercise of its rights with respect to the approximately 1,978,869 shares of STB Common Stock covered by the Voting Agreement described in Item 6 below. The Voting Agreements and the Irrevocable Proxy are attached hereto as Exhibit 2 and are incorporated herein by this reference.

                                  SCHEDULE 13D

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (b) As further described in Item 3 above and Item 6 below, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of the Reporting Person, with and into STB in a statutory merger pursuant to the provisions of the Texas Business Corporation Act. At the effective time of the Merger, the separate existence of Merger Sub will cease and STB will continue as the Surviving Corporation and as a wholly-owned subsidiary of the Reporting Person. Holders of outstanding STB Common Stock will receive, in exchange for each share of STB Common Stock held by them, 0.65 shares of the Common Stock of the Reporting Person (the "EXCHANGE RATIO"). Outstanding options to purchase STB Common Stock will be treated as set forth in the Merger Agreement. A copy of the Merger Agreement is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by this reference.

               As an inducement to the Reporting Person to enter into the Merger Agreement, and as further described in Item 3 above and Item 6 below, each shareholder of STB who is a party to a voting agreement, dated as of December 13, 1998 (each a "VOTING AGREEMENT," and collectively, the "VOTING AGREEMENTS"), among the parties thereto (each a "VOTING AGREEMENT SHAREHOLDER," and collectively, the "VOTING AGREEMENT SHAREHOLDERS") with the Reporting Person, has, by executing a Voting Agreement, irrevocably appointed the Reporting Person (or any nominee of the Reporting Person) as his, hers or its lawful attorney and proxy. Such proxies give the Reporting Person the limited right to vote the shares of STB Common Stock beneficially owned by the Voting Agreement Shareholders (including any shares of STB Common Stock that such shareholders acquire after the time they entered into the Voting Agreements) (collectively, the "Shares"). The names of the Voting Agreement Shareholders, the number of shares of STB Common Stock beneficially owned by each such shareholder and the percentage ownership of STB Common Stock by each such shareholder is set forth in Schedule B hereto which is hereby incorporated by this reference. A copy of the form of Voting Agreement is attached hereto as Exhibit 2 and is incorporated herein by this reference.

               As a further inducement to the Reporting Person to enter into the Merger Agreement, and as described further in Item 3 above and Item 6 below, STB entered into a Stock Option Agreement, dated as of December 13, 1998, pursuant to which the Reporting Person has been granted an option by STB to purchase up to 1,890,883 shares of STB Common Stock at a purchase price of $5.7813 per share. The Stock Option is, however, exercisable only upon the occurrence of those events relating to the Merger specifically set forth in the Merger Agreement and

                                  SCHEDULE 13D

                the Stock Option Agreement, none of which has occurred as of the date hereof. The Stock Option Agreement is attached hereto as
                Exhibit 3 and is incorporated herein by this reference.

                The descriptions herein of the Merger Agreement, the Voting Agreements and the Option Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3 respectively.

               (c) Not applicable.

               (d) It is anticipated that, upon consummation of the Merger, the directors and the initial officers of the Surviving Corporation shall generally be the current directors and officers of Merger Sub (each of whom is an executive officer of the Reporting Person), until their respective successors are duly elected or appointed and qualified.

               (e) See the discussion of Merger in Item 3 above.

               (f) Other than as a result of the Merger described in Item 3 above, not applicable.

               (g) Upon consummation of the Merger, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by Texas Law and such Articles of Incorporation, except the name of the Surviving Corporation shall be "STB Systems, Inc." Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, shall be the Bylaws of the Surviving Corporation until thereafter amended.

               (h) Upon consummation of the Merger, STB Common Stock will be de-listed from The Nasdaq Stock Market.

               (i) Upon consummation of the Merger, STB Common Stock will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (the "Act"), pursuant to
               Section 12(g)(4) of the Act.

               (j) Other than described above, the Reporting Person currently has no plan or proposal which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans or proposals).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (a) - (b) As a result and subject to the terms of the Voting Agreements and the irrevocable proxies granted pursuant thereto, the Reporting Person has the sole power to vote an aggregate of approximately 1,978,869 shares of STB Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 15.7% of the issued and outstanding shares of STB Common Stock as of December 13, 1998.

                                  SCHEDULE 13D

               Other than with respect to the provisions of the Voting Agreements, the Reporting Person does not have the right to vote the Shares on any other matters. The Reporting Person does not share voting power of any additional shares of STB Common Stock with regard to the limited purposes set forth in Item 4 and in the Voting Agreements. The Reporting Person does not have any power to dispose or direct the disposition of any shares of STB Common Stock. To the knowledge of the Reporting Person, no shares of STB Common Stock are beneficially owned by any of the persons named in Schedule A.

               As a result of the Stock Option being granted to the Reporting Person, the Reporting Person may be deemed to be the beneficial owner of 1,890,883 shares of STB Common Stock (assuming exercise of the Stock Option), which is approximately 15.0% of the STB Common Stock outstanding at December 13, 1998 or 13.0% of STB Common Stock that would be outstanding after giving effect to the exercise of the Stock Option.

               Aggregating the Voting Agreements and the Stock Option Agreement, such shares (representing a total of approximately 3,869,752 shares of STB Common Stock) would represent approximately 30.7% of the shares of STB Common Stock outstanding (or 26.7% after giving effect to the exercise of the Stock Option).

               (c) Except as described herein, the Reporting Person has not effected any transaction in STB Common Stock during the past 60 days and, to the Reporting Person's knowledge, none of the persons named in Schedule A has effected any transaction in STB Common Stock during the past 60 days.

               (d) Not applicable.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Pursuant to the Merger Agreement and subject to the conditions set forth therein. Merger Sub will merge with and into STB and STB will become a wholly-owned subsidiary of the Reporting Person. Upon consummation of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into STB with STB remaining as the surviving corporation (the "SURVIVING CORPORATION"). As a result of the Merger, each outstanding share of STB Common Stock, other than shares owned by STB (i.e. STB treasury shares), Merger Sub, the Reporting Person or any wholly-owned subsidiary of STB or the Reporting Person, will be converted into the

                                  SCHEDULE 13D

               right to receive 0.65 of a share (the "EXCHANGE RATIO") of the Reporting Person Common Stock. Outstanding options or warrants to purchase STB Common Stock will be treated in the manner described in the Merger Agreement. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

               Upon (i) the STB Board of Directors' accepting a Superior Proposal (as that term is defined in the Merger Agreement); (ii) the STB Board of Directors' withdrawing, modifying or refraining from making a recommendation to the STB shareholders in favor of the Merger; or (iii) a third party other than the Reporting Person's or its affiliates' acquiring beneficial ownership of, or the right to acquire beneficial ownership of, at least 33% of the STB's outstanding voting equity securities, STB will be obligated to make immediate payment to the Reporting Person of a breakup fee equal to $5 million (the "BREAKUP FEE"). Payment of the Breakup Fee will not be in lieu of damages in the event of a breach by STB of the Merger Agreement. Payment of the Breakup Fee will be subject to offset as described in the Option Agreement.

               The Stock Option, granted pursuant to the Stock Option Agreement, is exercisable, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event (as defined below) and prior to the termination of the Option Agreement. A "PURCHASE EVENT" means that any one of the following has taken place: (1) any person or group other than the Reporting Person or its affiliates shall have acquired or become the beneficial owners (within the meaning of Section 13(d)(3) of the Exchange
               Act) of more than 20% of the outstanding shares of STB Common Stock, or shall have been granted any option or right, conditional or otherwise, to acquire more than 20% of the outstanding shares of STB Common Stock (provided that in the event that such option or right expires unexercised, then to the extent the Stock Option has not already been exercised, the Stock Option shall no longer be exercisable); (2) any person other than the Reporting Person and its affiliates shall have made a tender offer or exchange offer (or entered into an agreement to make such a tender offer or exchange offer) for at least 20% of the then outstanding shares of STB Common Stock (provided that in the event that that such tender offer or exchange offer or other proposal is withdrawn or terminates prior to the consummation of such offer or proposal, then to the extent the Stock Option has not already been exercised, it shall no longer be exercisable); or (3) STB shall have entered into a written definitive agreement or written agreement in principle in connection with a liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets of STB and its subsidiaries, taken as a whole, or all or a material portion of the equity interest in STB and its subsidiaries, taken as a whole, or other similar transaction or business combination.

                                  SCHEDULE 13D

               The Stock Option will terminate and be of no further force and effect upon the earliest to occur of (i) the consummation of the transactions contemplated by the Merger Agreement, or (ii) 180 days after termination of the Merger Agreement in accordance with the terms thereof.

               In the event the Reporting Person wishes to exercise the Option at such time as the Option is exercisable, the Reporting Person shall deliver written notice (the "EXERCISE NOTICE") to STB specifying its intention to exercise the Option, the total number of Option Shares it wishes to purchase and a date and time for the closing of such purchase (a "CLOSING") not later than 30 business days from the later of (i) the date such Exercise Notice is given and (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If prior to the Expiration Date (as that term is defined in the Stock Option Agreement) any person or group (other than the Reporting Person or its affiliates) shall have made a bona fide proposal that becomes publicly disclosed, with respect to a tender offer or exchange offer for 50% or more of the then outstanding shares of STB Common Stock (a "SHARE PROPOSAL"), a merger, consolidation or other business combination (a "MERGER PROPOSAL") or any acquisition of a material portion of the assets of STB (an "ASSET PROPOSAL"), or shall have acquired 50% or more of the then outstanding shares of STB Common Stock (a "SHARE ACQUISITION"), and this Option is then exercisable then the Reporting Person, in lieu of exercising the Option, shall have the right at any time thereafter (for so long as the Option is exercisable to request in writing that STB pay, and promptly (but in any event not more than five (5) business days) after the giving by the Reporting Person of such request, STB shall pay to the Reporting Person, in cancellation of the Option, an amount in cash (the "CANCELLATION AMOUNT") equal to (i) the excess over the Option Price of the greater of (A) the last sale price of a share of STB Common Stock as reported on the Nasdaq Stock Market on the last trading day prior to the date of the Exercise Notice, or
               (B)(1) the highest price per share of STB Common Stock offered to be paid or paid by any such person or group pursuant to or in connection with a Share Proposal, a Share Acquisition or a Merger Proposal or (2) the aggregate consideration offered to be paid or paid in any transaction or proposed transaction in connection with an Asset Proposal, divided by the number of shares of STB Common Stock then outstanding, multiplied by (ii) the number of Option Shares then covered by the Option.

               The terms of the Stock Option are more fully described in the Stock Option Agreement attached hereto as Exhibit 3. The Stock Option Agreement is incorporated herein by this reference.

               In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Shareholders pursuant to the Voting Agreements, the Reporting Person (or any nominee of the Reporting Person) will be limited, at every STB shareholders

                                  SCHEDULE 13D

               meeting and every written consent in lieu of such meeting, to vote the shares (i) in favor of approval of the Merger and the Merger Agreement and (ii) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and against any merger, consolidation, sale of assets, reorganization or recapitalization with any party other than the Reporting Person and any liquidation or winding up of STB. The Voting Agreement Shareholders may vote their own shares themselves on all other matters. The Voting Agreements terminate upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement or (ii) such date as the Merger Agreement shall be terminated in accordance with its terms (the "EXPIRATION DATE"). Each Voting Agreement Shareholder has agreed not to transfer his or her Shares prior to the Expiration Date. Moreover, each Voting Agreement shareholder has granted the Reporting Person an irrevocable proxy to vote the shares beneficially owned by the Voting Agreement Shareholder in favor of the Merger. The terms of the Voting Agreements are more fully described in the Voting Agreement and the Irrevocable Proxy, attached hereto as Exhibit 2. Each of the Voting Agreement and the Irrevocable Proxy is incorporated herein by this reference.

               Other than the Merger Agreement, Voting Agreements and the Stock Option Agreement, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
               Item 2 and between such persons and any person with respect to any securities of STB, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               The descriptions herein of the Merger Agreement, the Voting Agreements and the Stock Option Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto as Exhibits 1, 2 and 3 respectively.

ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

               The following documents are filed as exhibits:

               1. Agreement and Plan of Reorganization, dated December 13, 1998, by and among 3Dfx Interactive, Inc., a California corporation, Voodoo Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of 3Dfx Interactive, Inc., and STB Systems, Inc., a Texas corporation.

               2. Form of Voting Agreement, dated December 13, 1998, between 3Dfx Interactive, Inc., a California corporation, and certain shareholders of STB Systems, Inc., a Texas corporation.

                3. Stock Option Agreement, dated December 13, 1998, between STB Systems, Inc. and 3Dfx Interactive, Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  December 22, 1998



                             3DFX INTERACTIVE, INC.


                                   /s/ DAVID ZACARIAS
                             By:   _________________________________________
                                   David Zacarias,  Chief Executive Officer
                                   and Vice President, Administration

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                             3DFX INTERACTIVE, INC.

                                                PRESENT PRINCIPAL
                                                   OCCUPATION
             NAME AND TITLE *                 AND NAME OF EMPLOYER             CITIZENSHIP
-----------------------------------------   ----------------------             -----------

L. Gregory Ballard                           3Dfx Interactive, Inc.                U.S.
President, Chief Executive Officer and
Director

Scott D. Sellers                             3Dfx Interactive, Inc.                U.S.
Vice President, Research and Development
and Director

Gary Tarolli                                 3Dfx Interactive, Inc.                U.S.
Vice President, Chief Scientist

Michael Howse                                3Dfx Interactive, Inc.                U.S.
Vice President, Corporate Marketing and
Business Development

Karl Chicca                                  3Dfx Interactive, Inc.                U.S.
Vice President, Operations

David Zacarias                               3Dfx Interactive, Inc.                U.S.
Chief Financial Officer and Vice
President, Administration

Darlene Kindler                              3Dfx Interactive, Inc.                U.S.
Vice President, Third Party

Janet Leising                                3Dfx Interactive, Inc.                U.S.
Vice President, Engineering

Jordan Watters                               3Dfx Interactive, Inc.                U.S.
Vice President, Worldwide Sales

Gordon A. Campbell                                                                 U.S.
Chairman of the Board of Directors

Anthony Sun                                      General Partner                   U.S.
Director                                       Venrock Associates

James Whims                                          Partner                       U.S.
Director                                            Techfarm

Philip M. Young                                  General Partner                   U.S.
Director                                      U.S. Venture Partners


----------------

*The address for each executive officer or director is c/o 3Dfx Interactive, Inc., 4435 Fortran Drive, San Jose, California 95134.

                                   SCHEDULE A
                                  (CONTINUED)


                                                PRESENT PRINCIPAL
                                                   OCCUPATION
             NAME AND TITLE *                 AND NAME OF EMPLOYER             CITIZENSHIP
-----------------------------------------   ----------------------             -----------
Alex Leupp                                   Chief Executive Officer           Switzerland
Director                                          Chip Express


                                   SCHEDULE B

                                STB SYSTEMS, INC.
                          VOTING AGREEMENT SHAREHOLDERS

                                           SHARES OF STB BENEFICIALLY
                                                 OWNED BY VOTING         PERCENTAGE OF STB COMMON
       VOTING AGREEMENT SHAREHOLDER           AGREEMENT SHAREHOLDER    STOCK BENEFICIALLY OWNED (1)
-----------------------------------------  --------------------------  ----------------------------
William E. Ogle                                 1,638,272 (2)                    12.9
Chief Executive Officer and Chairman of
the Board of Directors

Randall D. Eisenbach                                99,687(3)                      *
Executive Vice President, Chief Operating
Officer, Assistant Secretary and Director

James L. Hopkins                                    86,644(4)                      *
Chief Financial Officer, Vice President
of Strategic Marketing and Director

Bryan F. Keyes                                      17,466(5)                      *
Vice President of Administration and
General Counsel

J. Shane Long                                       75,300(6)                      *
Vice President of Sales and Marketing
and Director

James J. Byrne                                      20,250(7)                      *
Director

Dennis Sabo                                          3,000(8)                      *
Director

Lawrence Wesneski                                   38,250(9)                      *
Director

Twin Lake Partners                                  11,250(10)                     *

--------------

*Less that 1%

(1) Applicable percentage ownership is based on 12,605,887 shares of STB Common Stock outstanding as of December 13, 1998, which figure was represented to the Reporting Person by Issuer in the Merger Agreement. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. Shares of STB Common Stock subject to options that are presently exercisable or exercisable within 60 days of December 17, 1998 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person.

(2) Includes 12,375 shares of STB Common Stock held by Mr. Ogle pursuant to an Individual Retirement Account and 9,944 shares of STB Common Stock held by Mr. Ogle pursuant to STB's 401(k) Savings Plan. Also includes 139,201 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

                                   SCHEDULE B

                                   (CONTINUED)

(3) Includes 1,890 shares of STB Common Stock held by Mr. Eisenbach pursuant to STB's 401(k) Savings Plan. Also includes 95,100 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

(4) Includes 1,594 shares of STB Common Stock held by Mr. Hopkins pursuant to STB's 401(k) Savings Plan. Also includes 82,800 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable within 60 days of December 17, 1998.

(5) Includes 441 shares of STB Common Stock held by Mr. Keyes pursuant to STB's 401(k) Savings Plan. Also includes 15,900 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will become exercisable with 60 days of December 17, 1998.

(6) Consists of 75,300 shares of STB Common Stock issuable upon exercise of outstanding options which are exercisable or will become exercisable within 60 days of December 17, 1998.

(7) Includes 18,000 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will be exercisable within 60 days of December 17, 1998.

(8) Includes 3,000 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will be exercisable within 60 days of December 17, 1998.

(9) Includes 27,250 shares of STB Common Stock issuable upon exercise of outstanding options which are presently exercisable or will be exercisable within 60 days of December 17, 1998. Also includes 11,250 shares of STB Common Stock held by Twin Lake Partners, L.P., of which Mr. Wesneski is the sole general partner.

(10) Mr. Wesneski, a director of STB, is the sole general partner of Twin Lake Partners, L.P.



                                      -2-